Exhibit 99.1

i-80 Gold Announces New High-Grade Results From Underground Drilling at Cove

Results Include 10.6 g/t Au 38.8 m, 11.1 g/t Au over 20.6 m, 27.0 g/t Au over 8.0 m, and 37.1 g/t Au over 3.6 m

RENO, Nev., Sept. 7, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce positive results from ongoing underground drilling at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada. The new results continue to confirm continuity of high-grade mineralization in the CSD/Gap Zone.

This release provides the results from five new drill holes including some of the widest and highest-grade results received so far in the underground program. Hole iRH23-14 intersected four zones of gold mineralization including the widest zone of high-grade mineralization intersected so far in the 2023 program assaying 10.6 g/t Au over 38.3 metres. Several of the new holes returned intercepts in excess of 20 grams per tonne gold (g/t Au) including associated silver.

Highlight new results from 2023 drilling program at Cove include:

•	iCHU23-12A:
•	27.0 g/t Au & 9.2 g/t Ag over 8.0 m
•	iCHU23-13 :
•	49.3 g/t Au & 21.0 g/t Ag over 2.2 m
•	37.1 g/t Au & 19.1 g/t Ag over 3.6 m
•	iCHU23-14:
•	13.3 g/t Au & 29.2 g/t Ag over 4.0 m
•	10.6 g/t Au & 5.2 g/t Ag over 38.8 m
•	12.8 g/t Au & 7.2 g/t Ag over 2.6 m
•	11.1 g/t Au & 3.4 g/t Ag over 20.6 m
•	iCHU23-15:
•	8.3 g/t Au & 100.2 g/t Ag over 2.6 m
•	25.4 g/t Au & 7.1 g/t Ag over 3.0 m
•	iCHU23-16:
•	6.9 g/t Au & 3.9 g/t Ag over 8.8 m
•	11.1 g/t Au & 3.4 g/t Ag over 3.3 m
•	12.5 g/t Au & 6.5 g/t Ag over 11.5 m
•	iCHU23-18:
•	8.5 g/t Au & 5.7 g/t Ag over 3.6 m
•	14.0 g/t Au & 6.5 g/t Ag over 2.7 m

The Phase 1 development program, consisting of the decline and exploration platform (Figures 1 & 2), is now complete. A large-scale drill program, expected to comprise a total of more than 40,000 metres, is being completed on 30 metre spacing in advance of an updated resource estimate and economic study related to the construction of mining operation at McCoy-Cove. This program is focused on the CSD Gap and Helen Zone portions (Figure 3) of the deposit while mineralization below the pit in the Cove South Deep and 2201 deposits is not being drilled as part of this program (Figure 3).

"The drilling program in the CSD/Gap continues to confirm that Cove is one of North America's highest-grade gold deposits with grades and widths that are consistently exceeding expectations, frequently above the current resource grade.", stated Ewan Downie, CEO of i-80 Gold. "With true widths often in excess of 20 metres, Cove is expected to be a core asset in our longer-term development plans that will include three underground mines feeding our central Lone Tree processing facility."

Figure 1 - Portal and Decline at Cove (CNW Group/i-80 Gold Corp)

Cove is one of three projects currently being advanced to realize the Company's goal of becoming the second largest gold producer in Nevada. In addition to the underground drill program, the Company is also advancing development plans and the approvals required for a mining operation at Cove. Drilling for the purpose of installing piezometer wells has also been completed and preparations for the 40-day pump test are underway for the completion of a final hydrological model for the Property.

To-date, 22 holes have been completed in the northwestern portion of the CSD Gap. Drilling is now underway at the Helen Zone where 7 holes have been completed with assays pending. The Helen Zone comprises the northwestern portion of the Cove deposit (see Figure 2). This drill program is expected to continue through 2023 and into 2024. New results are provided in Table 1.

Table 1 - Highlight Assay Results from Cove Underground Drilling

New 2023 results from McCoy-Cove, estimated true thickness 80-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
iCHU23-12A	CSD Gap	Core	264.6	273.7	8.0	27.0	9.2
iCHU23-13	CSD Gap	Core	314.6	316.8	2.2	49.3	21.0
and	CSD Gap	Core	319.6	323.2	3.6	37.1	19.1
and	CSD Gap	Core	353.1	357.8	4.8	13.1	6.1
iCHU23-14	CSD Gap	Core	243.8	247.8	4.0	13.3	29.2
and	CSD Gap	Core	261.2	300.0	38.8	10.6	5.2
and	CSD Gap	Core	315.3	317.9	2.6	12.8	7.2
and	CSD Gap	Core	330.1	350.7	20.6	11.1	3.4
iCHU23-15	CSD Gap	Core	234.2	245.8	2.6	8.3	100.2
and	CSD Gap	Core	328.6	331.6	3.0	25.4	7.1
iCHU23-16	CSD Gap	Core	235.5	244.3	8.8	6.9	3.9
and	CSD Gap	Core	324.2	327.4	3.3	11.1	3.4
and	CSD Gap	Core	342.1	353.6	11.5	12.5	6.5
iCHU23-17	CSD Gap	Core	NSI
iCHU23-18	CSD Gap	Core	252.7	256.3	3.6	8.5	5.7
and	CSD Gap	Core	340.6	343.4	2.7	14.0	6.5

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-12A	482201	4465760	1416	213	-87
	iCHU23-13	482202	4465759	1416	210	-83
	iCHU23-14	482176	4465774	1417	239	-83
	iCHU23-15	482175	4465775	1417	267	-87
	iCHU23-16	482175	4465776	1417	292	-83
	iCHU23-17	482176	4465776	1417	320	-80
	iCHU23-18	482176	4465776	1417	335	-85

Figure 2 - 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Figure 3 - Surface Plan View of the Helen-Cove Deposit (CNW Group/i-80 Gold Corp)

Figure 4 - 3D Section View Gap Drill Program (CNW Group/i-80 Gold Corp)

The ongoing infill and step-out drill program will aid in the advancement of the Company's plan to develop an underground mine at Cove utilizing the current decline with material anticipated to be trucked to the Company's Lone Tree facility, once operational, for processing in addition to Nevada Gold Mines pursuant to the processing agreement between the two companies. Following the underground drill program, i-80 plans to complete an updated mineral resource estimate and a Feasibility Study.

Cove is one of the Company's primary assets and is host to a resource of:

Mineral Resources[1]
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565
1. Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt Au, and is based on the Preliminary Economic Assessment issued by i-80 on April 13, 2021, and an effective date of January 1, 2021.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-MS61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 07-SEP-23